U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                      SEC File Number 0-26826
                                                      CUSIP   Number  038  153
10-2

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: June 30, 1997



    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.



    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information



Full Name of Registrant:  Applied Computer Technology, Inc.

Former Name if Applicable:  N/A

Address of Principal Executive Office (Street and Number)

    2573 Midpoint Drive

City, State and Zip Code

    Fort Collins, Colorado  80525

Part II - Rules 12b-25(b) and (c)



    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, or transition report or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form l0-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



Part III - Narrative



    State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

         The Company's president will not be able to review the 10-Q report until August 17, 1998. Accordingly, an extension of time is needed to file the report.

Part IV - Other Information


    (1) Name and telephone number of person to contact in regard to this notification

              William T. Hart          (303)            839-006l
                  (Name)            (Area Code)   (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding l2 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
         identify report(s).                             [X] Yes  [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
         in the subject report or portion thereof?       [ ] Yes  [X] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                        Applied Computer Technology, Inc.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1998                 By  /s/Wiley E. Prentice
                                          ----------------------------
                                         Wiley E. Prentice, Jr.
                                         President



                                    ATTENTION

    Intentional   misstatements  or  omissions  of  fact  constitute   Federal
Criminal Violations (See 18 U.S.C. 1001).